Exhibit 99.1

ARC Resources Ltd. Closes Sale of Saskatchewan Assets

CALGARY, Dec. 8, 2016 /CNW/ - (ARX – TSX) ARC Resources Ltd. is pleased to announce that it has successfully closed the previously-announced sale of its Saskatchewan assets and operations to Spartan Energy Corp. (SPE – TSX), for total cash consideration of $700 million, subject to customary post-closing adjustments. The effective date of the transaction is October 1, 2016. The sale includes approximately 7,500 barrels of oil equivalent ("boe") per day of production as at the third quarter of 2016, and 37,893 Mboe of proved plus probable reserves at year-end 2015.

Reserves Evaluation

The reserves estimates contained in this news release were prepared by GLJ Petroleum Consultants ("GLJ") who conducted an Independent Reserves Evaluation effective December 31, 2015 in accordance with definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The reserves evaluation was based on GLJ forecast pricing and foreign exchange rates at January 1, 2016. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. More detailed reserves-related information is included in ARC's Annual Information Form for the year ended December 31, 2015, which is available on SEDAR at www.sedar.com.

Other Cautionary Statements

All amounts in this news release are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to boe based on a 6 Mcf:1 barrel ratio. The boe rate is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value. In accordance with Canadian practice, production volumes are reported on a company gross basis. Unless otherwise specified, all reserves volumes in this news release (and all information derived therefrom) are based on company gross reserves using forecast prices and costs.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.2 billion. ARC's common shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: For further information about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue SW, Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 17:01e 08-DEC-16